TACTILE SYSTEMS TECHNOLOGY, INC.

1331 Tyler Street NE, Suite 200

Minneapolis, Minnesota 55413

June 17, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Tactile Systems Technology, Inc.
Registration Statement on Form S-1
File No. 333-209115

Acceleration Request
Requested Date:	June 21, 2016
Requested Time:	4:30 P.M. Eastern Daylight Saving Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tactile Systems Technology, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 4:30 p.m. Eastern Daylight Saving Time on June 21, 2016, or as soon thereafter as possible. The Company also hereby requests a copy of the written order verifying the effective date.

In connection with this request, the Company acknowledges the following:

(1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you should have any questions, please contact Jonathan R. Zimmerman of Faegre Baker Daniels LLP, counsel to the Company, at (612) 766-8419, or by facsimile at (612) 766-1600.

Very truly yours,

TACTILE SYSTEMS TECHNOLOGY, INC.

By:	/s/ Lynn L. Blake
Name:	Lynn L. Blake
Title:	Chief Financial Officer